UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________ IN THE MATTER OF ENERGY EAST CORPORATION File No. 70-9609 (Public Utility Holding Company Act of 1935) ______________________________________	CERTIFICATE PURSUANT TO RULE 24

     This Certificate of Notification (the "Certificate") is filed by Energy East Corporation ("Energy East"), a New York corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The transactions proposed in the Form U-1 Application, as amended (the "Application") of Energy East in File No. 70-9609 were authorized by Order of the Securities and Exchange Commission (the "Commission") dated January 28, 2003 (the "Order"). Energy East hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act for the period April 1, 2005, through June 30, 2005.

(a)	The sales of any Common Stock or Preferred Securities by Energy East and the purchase price per share and the market price per share at the date of the agreement of sale: None
(b)

The total number of shares of Common Stock issued or issuable under options granted during the quarter under Energy East's dividend reinvestment plan and employee benefit plans or otherwise, including any plans subsequently adopted:

Under the Investors Services Program 195,105 shares of Energy East common stock were new issuances. Under an employee benefit plan 16,575 shares of Energy East common stock were purchased in the open market; under the Restricted Stock Plan 241,493 shares of Energy East common stock were issued out of treasury stock; under the 2000 Stock Option Plan 334,029 stock options/stock appreciation rights with respect to Energy East common stock were granted during the quarter.

(c)

If Common Stock has been transferred to a seller of securities of a company or assets being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer:

None

(d)

The name of the guarantor and of the beneficiary of any guaranteed note, Energy East Guaranty, Intermediate Holding Company Guaranty or Nonutility Subsidiary Guaranty issued during the quarter, and the amount, terms and purpose of the guaranty:

			Terms

Guarantor	Beneficiary	Amount	Start Date	Expiration Date	Purpose

Energy East Corporation	Dell Financial Services LP	$3,500,000	04/13/05	04/30/06	Equipment Lease
Energy East Corporation	New Jersey Natural Gas Company and NJR Energy Services Company	$10,000,000(1)	04/29/05	04/30/06	Gas Purchases
Energy East Corporation	New York Independent System Operator	$11,000,000(1)	05/09/05	07/31/06	Electricity Purchases
Energy East Corporation	New York Independent System Operator	$17,164,400(2)	05/09/05	07/31/06	Electricity Purchases
Energy East Corporation	Dominion Transmission, Inc.	$2,000,000	05/13/05	05/31/06	Gas Purchases
Energy East Corporation	New York State Electric & Gas Corporation	$650,000(1)	05/25/05	03/31/06	Gas Purchases
Energy East Corporation	National Fuel Gas Distribution Corporation	$100,000	05/31/05	05/31/06	Gas Purchases
Energy East Corporation	Emera Energy Services, Inc.	$2,000,000(1)	06/30/05	06/30/06	Gas Purchases

(1)  Guarantee was an amendment, which extended the expiration date to the date shown.
(2)  Guarantee was an amendment, which decreased the previous amount of the guarantee to the amount shown and       extended the expiration date to the date shown.
(e)	The amount and terms of any Debentures issued during the quarter: None
(f)	The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52: None
(g)

The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments:

In April 2005 Energy East executed a forward starting swap with the Bank of New York to hedge anticipated financing for New York State Electric & Gas Corporation of $150 million at 5.388% with a mandatory termination in November 2007.

In April 2005 Energy East executed a forward starting swap with the Bank of America to hedge anticipated financing for The Southern Connecticut Gas Company (SCG) of $25 million at 5.275% with mandatory termination in September 2005.

In April 2005 Energy East executed a forward starting swap with the Bank of America to hedge anticipated financing for SCG and The Connecticut Natural Gas Corporation of $59 million at 5.439% with mandatory termination in September 2007.

In June 2005 Energy East cancelled the remaining portion of the Trust Preferred swap for a $0.2 million payment (including accrued interest) and entered into a cash flow hedge of an additional $125 million at 4.750% for anticipated financing in July 2006 with UBS AG, with mandatory termination in July 2006.

In April 2005 Energy East executed a forward starting swap with JP Morgan Chase to hedge anticipated financing for Central Maine Power Company (CMP) of $40 million at 5.092% with mandatory termination in January 2006.

In April 2005 Energy East executed a forward starting swap with JP Morgan Chase to hedge anticipated financing for CMP of $15 million at 5.429% with mandatory termination in September 2007.

(h)	The name, parent company, and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter:
	Name	Parent Company	Amount Invested
	Energy East Corporation The Energy Network, Inc. Energy East Solutions, Inc. The Energy Network, Inc.	Energy East Enterprises, Inc. Cayuga Energy, Inc. NYSEG Solutions, Inc. Energy East Solutions, Inc.	$ 30,000 $1,483,000 $1,550,000 $1,600,000
(i)	A list of U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of filing: Energy East Corporation Quarterly U-6B-2 filed May 31, 2005.
(j)

The amount and terms of any short-term debt issued by Energy East during the quarter:

Energy East issued short-term debt in the form of a bank credit facility and commercial paper during the quarter in amounts ranging from $0.5 million to $10.1 million, at interest rates ranging from 2.83% per annum to 3.15% per annum, and with a maximum amount outstanding at any one time of $10.1 million.

(k)

The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter:

Central Maine Power Company issued short-term debt in the form of a bank credit facility during the quarter in amounts ranging from $0.2 million to $36.0 million, at interest rates ranging from 3.35% per annum to 6.00% per annum with a maximum amount outstanding at any one time of $55.1 million.

New York State Electric & Gas Corporation issued commercial paper during the quarter in amounts ranging from $1.2 million to $10.5 million, at interest rates ranging from 3.06% per annum to 3.32% per annum with a maximum amount outstanding at any one time of $10.5 million.

Connecticut Natural Gas Corporation issued short-term debt in the form of bank credit facilities during the quarter in amounts ranging from $12.0 million to $23.0 million, at interest rates ranging from 3.53% per annum to 3.60% per annum with a maximum amount outstanding at any one time of $34.0 million.

The Southern Connecticut Gas Company issued short-term debt in the form of a bank credit facility during the quarter in amounts ranging from $2.0 million to $17.0 million, at interest rates ranging from 3.60% per annum to 3.65% per annum with a maximum amount outstanding at any one time of $17.0 million.

(l)	The amount and terms of any short-term debt issued by any Intermediate Holding Company during the quarter: None
(m)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter of each company, including Energy East, that has engaged in jurisdictional financing transactions during the quarter:

Consolidated balance sheet of Energy East as of June 30, 2005, included in Energy East's Form 10-Q for the quarter ended June 30, 2005, File No. 1-14766 and incorporated by reference.

Consolidated Balance sheet of Central Maine Power Company as of June 30, 2005, filed confidentially pursuant to Rule 104.

Balance sheet of New York State Electric & Gas Corporation as of June 30, 2005, filed confidentially pursuant to Rule 104.

Balance sheet of Connecticut Natural Gas Corporation as of June 30, 2005, filed confidentially pursuant to Rule 104.

Balance sheet of The Southern Connecticut Gas Company as of June 30, 2005, filed confidentially pursuant to Rule 104.

(n)

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary:

Capital structure tables of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary filed confidentially pursuant to Rule 104.

(o)

A retained earnings analysis of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter:

Retained earnings analysis of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary filed confidentially pursuant to Rule 104.

(p)

The amount of any tax credit or loss carryover generated by Energy East during the preceding taxable year as a result of interest expense on Acquisition Debt and Previous Acquisition Debt:

Energy East's filing of its 2003 consolidated federal and state income tax returns did not produce any tax credit or loss carryovers as a result of either interest expense on Acquisition Debt or Previous Acquisition Debt.

(q)

A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of Energy East's interest costs and any assumptions used in the calculations:

The description of how the income tax credit and/or income tax liability was calculated and allocated, showing all of Energy East's interest costs filed confidentially pursuant to Rule 104.

(r)

A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit:

Energy East has allocated its 2003 combined tax liability and credits to its subsidiaries and affiliates in accordance with the Tax Sharing Agreement that was approved by the United States Securities and Exchange Commission.

S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

August 29, 2005	Energy East Corporation By: /s/Robert D. Kump Name: Robert D. Kump Title: Vice President, Controller & Chief Accounting Officer